Bay Adelaide Centre, East Tower

22 Adelaide Street West, Suite 3400

Toronto, Ontario

Canada M5H 4E3

Toll Free: 1.844.364.1830

Fax : 1.860.799.0350

www.tangoldcorp.com

February 21, 2020

Via Edgar

Ms. Lily Dang

Ms. Jenifer Gallagher

Mr. John Coleman

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Tanzanian Gold Corporation

SEC File No.:

File No.: 001-32500

Form 20-F for the Fiscal Year ended August 31, 2019

Filed December 2, 2019

Ladies and Gentlemen:

Tanzanian Gold Corporation (the “Company”) is submitting this letter in response to the Securities and Exchange Commission’s (“SEC’s”) staff comment letter dated February 12, 2020. We have reproduced the text of the staff’s comments in bold-faced type and have provided our responses. Terms used in our responses that are not defined shall have the same meaning as defined in our Form 20-F for the year ended August 31, 2019.

1.

Please expand your disclosure of material information about reserves to include the cutoff grade and mineral price assumptions for all of the mineral resources and mineral reserves that you report, consistent with Instruction 1(a) to Item 4.D of Form 20-F.

The Buckreef Project mineral resources as at August 31, 2019, using a cut-off grade of 0.5g/t is as summarized in the table below:

Buckreef Project Mineral Resource Estimate as of August 31, 2019

Source: Virimai Projects 2018

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Resources inclusive of Mineral Reserves

Estimates over variable widths to 3m to 40m

Bulk Density ranges 2.0g/cm3 to 2.8g/cm3

Inconsistencies in totals are due to rounding down

55% attributable to TRX

Cut-off grade 0.5g/t Au

The Buckreef Project Mineral Reserve estimate is based on a gold cut-off grade of 0.37grams per tonne) which has been calculated from the following parameters:

Gold Price (pit shell): US$ 1,300 per oz

• Mining Cost (waste & ore): US$1.13 per ton

• Mining Cost (ore): US$17.67 per ton

• Process Cost: US$10.24 per ton of ore

• Labour Cost: US$1.98 per ton

• Recovery: 92.3% for oxides

• Recovery 85% for sulphides

The Buckreef Project pit-optimized mineral reserves as at August 31, 2019, are as summarized in the table below:

Buckreef Project Mineral Reserve Estimate as of August 31, 2019

Source: Virimai Projects 2018

Mineral Resources inclusive of Mineral Reserve shapes, mining recovery, mining dilution and open pit pre-production development costs

Mineral Reserve estimates includes dilution

Inconsistencies in totals are due to rounding down

55% attributable to TRX

2.

Please separate your Buziba project mineral resources estimate on page 29 into measured, indicated, and inferred resource classifications, based on the appropriate level of geological knowledge and confidence.

In light of the Company’s focus on the Buckreef Project, there has been no fieldwork conducted on the Buziba Project during the past fiscal year and the project is currently in the care and maintenance stage.  Accordingly, we will revise the disclosures as follows deleting reference to any mineral resources.

Buziba Project

The Buziba Project comprises a single prospecting license (PL6545/2010) located some 25km east of the Buckreef Project in the Geita district.  The project area can be accessed from Buckreef via unpaved and poorly maintained gravel roads. The Buziba Project is a pre-development stage medium grade gold deposit and principal host lithologies include basalt, co-magmatic dolerite and a suite of intrusive quartz-albite felsic porphyries.

During the reporting period, no fieldwork was conducted on the Buziba Project and such property is currently in the care and maintenance phase.

3.

Please expand your disclosure on page 40, regarding your 55% interest in the joint venture company Buckreef Gold Limited, to describe all material terms of the arrangement, including capital contribution requirements for you and your joint venture partner.

Also describe the extent of progress, relative to the preliminary economic assessment, feasibility study, and mine development requirements mentioned on page 28 of your financial statements. Given your description of the obligation clause pertaining to the required commissioning date for the plant, you should discuss the implications of not having made all of the payments that were necessary to extend the time-frame beyond December 31, 2015, as indicated in your disclosure, particularly as may relate to the retention or forfeiture of your interest in the project.

On December  16, 2010, the Company signed a binding Heads of Agreement with Stamico  setting forth the key terms to develop the Buckreef Project for which the Company paid Stamico US $3,000,000.  On October 25, 2011, Tanzam, a wholly owned subsidiary of the Company, entered into a Definitive Joint Venture Agreement For Re-Development of the Buckreef Gold Mine with Stamico. Under the Joint Venture Agreement, Tanzam holds a 55% interest Stamico holds the remaining 45% interest in the joint venture company called Buckreef Gold Company Limited.

Through Tanzam, the Company has 100% control over all aspects of the joint venture. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditures, make all decisions and operate the mine in the future. The Company’s obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. Stamico’s involvement is to contribute the licenses and rights to the property.

The joint venture agreement contains an obligation clause regarding the commissioning date for the plant. The clause becomes effective only in the event the property is not brought into production before a specified future date which was originally estimated to be in December 2015. The Company shall be entitled to extend the date for one additional year:  ( i) for the extension year, on payment to Stamico of US$500,000; (ii) for the second extension year, on payment to Stamico of US$625,000; and (iii) for each subsequent extension year, on payment to Stamico of US$750,000.

During November 2016, the Company received a letter from Stamico regarding the status of a   payment since they allege the property was not brought into production before the specified date.  The Company responded that no penalty was due. After a series of discussions during November 2016, the Company and Stamico resolved this issue, and the Company made payment of US$172,330 to Stamico and US$382,818 to be paid by the Company to Stamico in 24 equal installments out of proceeds of production.  No further correspondence on this matter has been received from or exchange with Stamico.

The Company has recognized a non-controlling interest (NCI) in respect of Stamico’s 45% interest in its consolidated financial statements based on the initial payment by the Company to Stamico and will be adjusted based on annual exploration and related expenditures. Stamico has a free carried interest and does not contribute to exploration expenses.

There is a supervisory board made up of four directors of Tanzam and three directors of Stamico, whom are updated with periodic reports and review major decisions. Amounts paid to Stamico and subsequent expenditures on the property are capitalized by the Company to mineral properties or inventory for costs directly related to the extraction and processing of ore and reported under Buckreef Gold Company Limited.

4.

We note that your gold loans, amounting to $4,998,127 as of August 31, 2019, are accounted for at amortized cost. You disclose in Note 11 that the carrying value of the gold loans approximates fair value “because of the limited terms of these instruments,” although you have a practice of extending the terms for repayment.

We understand that you are borrowing the commodity and are subject to one of three repayment scenarios, as may be elected by the lender, to (i) return the gold, (ii) pay in cash the loan value set on the loan commitment date, or (iii) issue shares to settle the loan value set on the loan commitment date, using a stated/fixed price for the shares.

Please disclose your accounting policy for the embedded derivatives along with your rationale. Please clarify how each of the repayment scenarios have been considered in formulating your policy, and submit an analysis of your application of IFRS 9.  (a)

Please also disclose how you are handling and accounting for the gold received when originating the loans, including the length of time that gold is retained, and the manner by which you exchange or utilize the gold to fund your operations.

(a) Under IFRS 9 and IAS 32, the Company has accounted for the convertible instrument by analyzing the two ‘components’, being a liability host contract plus a separate conversion feature which qualified for classification as an equity instrument, as the ‘fixed-for-fixed’ criterion is met, whereby the Company can settle by delivering a fixed number of its common shares in exchange for settlement of the loan.

The value of the option to return the gold was assessed as not being material and was assessed as an option with a very low probability of being exercised in practice, mainly given 2 factors, being (i) the conversion right to issue shares to settle the loan is generally priced at a discount of approximately 25%, whereby the holder is better off to elect this conversion feature over requesting physical gold, as well as (ii) the stock price of the Company will generally rise as the price of gold rises, again making conversion into shares the preferred option.  This has been supported by nearly 100% of conversions having been for shares to date and the Company expects this to continue.

(b) The lender sells the bullion to the depository and then the depository sends the Company the cash equivalent, the Company does not hold any physical gold at any time.

5.

Please reconcile your disclosure on page 46 where you state, "if the bullion loans are paid back by bullion, the valuation date of such bullion will be the date of the loan agreements," with loan provisions indicating you would need to return the same quantity of gold that is borrowed, with varying degrees of specificity as to the form.

The provisions in the loan agreements stipulate that the same quantity of gold borrowed would need to be returned in the same form as received by the Company.

The Company believes that it has adequately responded to all of the Staff’s comments and proposed that such disclosure be disclosed in the Company’s next future filing. Please contact the undersigned at 647-308-5034 or marcoguidi@hotmail.com if additional information is required.

Yours respectfully,

Tanzanian Gold Corporation

/s/ Marco Guidi_________________

Marco Guidi, Chief Financial Officer